Exhibit 12.1

CAI International, Inc.

Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock

Dividends

(Dollars in Thousands)

	Predecessor*	Successor*
	Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006	Year Ended December 31,
			2007	2008	2009	2010
Income (loss) before income taxes	$16,220	$8,352	$30,336	$(15,406)	$17,475	$31,757
Add back: Impairment of Goodwill	—	—	—	50,247	—	—
Fixed charges (A)	4,794	3,926	11,088	9,742	4,712	5,671

Calculated earnings	$21,014	$12,278	$41,424	$44,583	$22,187	$37,428
(A) Fixed Charges Calculation:
Interest expense (B)	$4,183	$3,715	$10,406	$9,346	$4,311	$5,278
Interest expense portion of rental expense (C)	611	211	682	396	401	393

Total fixed charges	$4,794	$3,926	$11,088	$9,742	$4,712	$5,671
Fixed charges exclude capitalized interest; capitalized interest is zero.
Ratio: Earnings/Fixed Charges	4.38	3.13	3.74	4.58	4.71	6.6
(B) Includes normal debt issue amortization costs, but does not include gain on debt extinguishment
(C) Interest expense portion of rental expense is estimated as follows:
Equipment rental expense	$1,187	$395	$961	$20	$—	$—
Rent expense- office and other	665	243	1,105	1,181	1,216	1,192

Total rent expense	$1,852	$638	$2,066	$1,201	$1,216	$1,192
Estimated interest portion	33%	33%	33%	33%	33%	33%
Calculated interest expense portion of rental expense	$611	$211	$682	$396	$401	$393
(D) Preferred stock dividends	$68	$22	$34	$—	$—	$—
Total fixed charges and preferred stock dividends (A) + (D)	$4,862	$3,948	$11,122	$9,742	$4,712	$5,671
Ratio: Earnings/Combined Fixed Charges and Preferred Stock Dividends	4.32	3.11	3.72	4.58	4.71	6.6

*	Note: On October 1, 2006, we repurchased 10,584,000 shares, or 50.0% of our then-outstanding common stock held by Interpool. In connection with this transaction we applied pushdown accounting in accordance with Staff Accounting Bulletin (SAB) No. 54 and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, issued by Financial Accounting Standards Board (FASB). Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 are not comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006. The data prior to October 1, 2006 as presented above, refer to the Predecessor company and this period is referred to as the Predecessor period which relates to the period prior to our repurchase of our common stock held by Interpool. The data on and subsequent to October 1, 2006 refer to the Successor company and the period is referred to as the Successor period which relates to the period after we repurchased our common stock held by Interpool.